UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cerulean Pharma Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

15708Q105

(CUSIP Number)

April 10, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15708Q105	13G	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lux Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,041
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,041
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,041
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 15708Q105	13G	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lux Ventures II Sidecar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,105
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,105
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,105
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 15708Q105	13G	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lux Ventures II Partners Fund I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,853
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,853
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,853
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 15708Q105	13G	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lux Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 951,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 951,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 15708Q105	13G	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lux Venture Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 951,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 951,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 15708Q105	13G	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lux Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 951,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 951,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 15708Q105	13G	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Paull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 951,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 951,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 15708Q105	13G	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 951,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 951,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 15708Q105	13G	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Hebert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 951,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 951,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 15708Q105	13G	Page 11 of 20 Pages

Item 1(a).	Name of Issuer

Cerulean Pharma Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

840 Memorial Drive, Cambridge, MA 02139.

Item 2(a).	Name of Person Filing

Lux Ventures II, L.P. (“Lux II”); Lux Ventures II Sidecar II, L.P. (“Lux II Sidecar”); Lux Ventures II Partners Fund I LLC (“Lux II Partners”); Lux Venture Partners II, L.P. (“Lux Venture Partners”), which is the general partner of each of Lux II and Lux II Sidecar and the manager of Lux II Partners; Lux Venture Associates II, LLC (“Lux Associates”), which is the general partner of Lux Venture Partners; Lux Capital Management, LLC (“Lux Management”), which is the sole member of Lux Associates (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Robert Paull (“Paull”), Joshua Wolfe (“Wolfe”) and Peter Hebert (“Hebert”) (collectively, “Managers” and individually, each a “Manager”) are each individual managers of Lux Management. The Reporting Entities and the Managers collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address and principal business office of the Reporting Persons is Lux Capital, 295 Madison Avenue, 24th Floor, New York, NY 10017.

Item 2(c).	Citizenship

Lux II, Lux II Sidecar and Lux Venture Partners are limited partnerships organized under the laws of the State of Delaware. Lux II Partners, Lux Associates and Lux Management are limited liability companies organized under the laws of the State of Delaware. Each Manager is a U.S. citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

15708Q105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Lux II is the record owner of 861,041 shares of Common Stock (the “Lux II Record Shares”) as of April 10, 2014. Lux II Sidecar
is the record owner of 36,105 shares of Common Stock (the “Lux II Sidecar Record Shares”) as of April 10, 2014. Lux II
Partners is the record owner of 54,853 shares of Common Stock (the “Lux II Partners Record Shares”) as of April 10, 2014. Lux
Venture Partners, as the sole general partner of each of Lux II and Lux II Sidecar and the manager of Lux II Partners, may be deemed to beneficially own the Lux II Record Shares, the Lux II Sidecar Record Shares and the Lux II Partners Record Shares.
Lux Associates, as the sole general partner of Lux Venture Partners, may be deemed to beneficially own the Lux II Record
Shares, the Lux II Sidecar Record Shares and the Lux II Partners Record Shares. Lux Management, as the sole member of Lux
Associates, may be deemed to beneficially own the Lux II Record Shares, the Lux II Sidecar Record Shares and the Lux II
Partners Record Shares. As the individual managers of Lux Management, each of the Managers also may be deemed to beneficially own Lux II Record Shares, the Lux II Sidecar Record Shares and the Lux II Partners Record Shares.

CUSIP No. 15708Q105	13G	Page 12 of 20 Pages

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of Lux II, Lux II Sidecar, Lux II Partners, Lux Venture Partners, Lux Associates and Lux Management may be deemed to share the power to direct the disposition and vote of the Lux II Record Shares, the Lux II Sidecar Record Shares and the Lux II Partners Record Shares.

(b)	Percent of class:

See line 11 of cover sheets. In the aggregate, the Reporting Persons beneficially own approximately 5.0% of the outstanding shares of common stock of the Issuer, based upon 19,014,563 shares of common stock outstanding as of April 10, 2014 as reported on the Issuer’s prospectus as filed with the Securities and Exchange Commission on April 14, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets.
(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.
(iii)	Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
(iv)	Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

CUSIP No. 15708Q105	13G	Page 13 of 20 Pages

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2 for Members of the Group.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Members of the Group.

Exhibit 3 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 15708Q105	13G	Page 14 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2014

Lux Ventures II, L.P.

By:	Lux Venture Partners II, L.P.
its General Partner

	By:	Lux Venture Associates II, LLC
its General Partner

	By:	Lux Capital Management, LLC
its Sole Member

By: *
Name: Robert Paull
Title: Managing Director

Lux Ventures II Sidecar, L.P.

By:	Lux Venture Partners II, L.P.
its General Partner

	By:	Lux Venture Associates II, LLC
its General Partner

	By:	Lux Capital Management, LLC
its Sole Member

By: *
Name: Robert Paull
Title: Managing Director

Lux Ventures II Partners Fund I, LLC

By:	Lux Venture Partners II, L.P.
its Manager

	By:	Lux Venture Associates II, LLC
its General Partner

	By:	Lux Capital Management, LLC
its Sole Member

By: *
Name: Robert Paull
Title: Managing Director

CUSIP No. 15708Q105	13G	Page 15 of 20 Pages

Lux Venture Partners II, L.P.

By:	Lux Venture Associates II, LLC
its General Partner

	By:	Lux Capital Management, LLC
its Sole Member

By: *
Name: Robert Paull
Title: Managing Director

Lux Capital Management, LLC

By: *
Name: Robert Paull
Title: Managing Director

*
Robert Paull

*
Joshua Wolfe

*
Peter Hebert

* By:	/s/ Robert Paull
Robert Paull as
Attorney-in-Fact

This Agreement was executed by Robert Paull pursuant to Powers of Attorney attached hereto as Exhibit 3 and incorporated herein by reference.